April 30, 2014

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549-4561
Attn:    Tom Kluck

Re:    Highwoods Properties, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-193865
Ladies and Gentlemen:
The Company hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on May 2, 2014, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.
The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Jeffrey M. Sullivan of Hunton & Williams LLP with any questions or comments at (919) 899-3094. Thank you for your assistance with this filing.

HIGHWOODS PROPERTIES, INC.
By:	/s/ Jeffrey D. Miller
Name:	Jeffrey D. Miller
Title:	Vice President, General Counsel and Secretary

cc:     Jerard Gibson, Esq.
Securities and Exchange Commission

3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604
Phone: 919.872.4924 • Fax: 919.873.0088
www.highwoods.com • Listed: New York Stock Exchange – HIW